

Mail Stop 4720

April 8, 2016

Dr. Ian Massey
President and Chief Executive Officer
StemCells, Inc.
7707 Gateway Blvd.
Newark, CA 94560

> **Re: StemCells, Inc.**
> **Form PRE 14A**
> **Filed March 14, 2016**
> **File No. 000-19871**

Dear Dr. Massey:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance